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                                                                      EXHIBIT 14


                        ACKNOWLEDGMENT OF GIFT OF STOCK

     KNOW ALL MEN BY THESE PRESENTS:

     That I, Norton Herrick, of Boca Raton, Florida, in consideration of my affection, hereby transfer all of my right, title and interest in 90,000 shares of common stock of Electropharmacology, Inc., which has a fair market value (based on the last sale price as reflected in the "pink sheets" of the National Quotation Bureau) on the date hereof of $0.1875 per share, for an aggregate total of $16,875, to my son Michael Herrick, which transfer is intended, and is to be construed, as an absolute gift from me.

     Signed this 17th day of February, 2000.


                                        /s/ Norton Herrick
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                                        Norton Herrick